Exhibit 99.1

Hydro One Files Five Year Distribution Rate Application

with the Ontario Energy Board

Toronto, March 31, 2017 – Hydro One Limited (TSX: H) and Hydro One Inc. (“Hydro One”) announced today that Hydro One Inc.’s wholly-owned subsidiary, Hydro One Networks Inc., has filed an application with its regulator, the Ontario Energy Board (“OEB”), seeking the OEB’s approval of its Distribution Revenue Requirement for the period 2018 to 2022.

A copy of Hydro One’s application is available at: http://www.hydroone.com/RegulatoryAffairs/Pages/DxRates.aspx.

About Hydro One Limited:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, $25 billion in assets and annual revenues of over $6.5 billion. Our team of 5,500 skilled and dedicated employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km high-voltage transmission and 123,000 circuit km primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only four utility companies in Canada to achieve the Sustainable Energy Company designation from the Canadian Electrical Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information:

This press release and the application to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: expectations regarding developments in the statutory and operating framework for electricity distribution and transmission in Ontario including changes to codes, licenses, rates, rate orders, cost recovery, rates of return, rate structures and revenue requirements in both our transmission and distribution businesses and the timing of decisions from the OEB; expectations regarding our financing activities; statements regarding future capital expenditures and our investment plans; expectations regarding the timing of our projects; and statements regarding future pension contributions. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact

Investors:

Bruce M. Mann

Investor Relations

investor.relations@hydroone.com

416-345-5722

Media:

Natalie Poole-Moffatt

Corporate Communications

media.relations@hydroone.com

416-345-6868

2